SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                              SCHEDULE 13G
                             (Rule 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                        PURSUANT TO RULE 13d-2(b)
                           (Amendment No. 4)




                        ESB FINANCIAL CORPORATION
____________________________________________________________________________
                            (Name of Issuer)



                COMMON STOCK, PAR VALUE $.01 PER SHARE
_____________________________________________________________________________
                    (Title of Class of Securities)



                              26884F  10 2
_____________________________________________________________________________
                             (CUSIP Number)



                           DECEMBER 31, 1999
_____________________________________________________________________________
           (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

    [x] Rule 13d-1(b)



                             Page 1 of 6 Pages



CUSIP NO. 26884F 10 2                                       Page 2 of 6 Pages
_____________________                                       _________________

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY)

    ESB Financial Corporation Employee Stock Ownership Plan

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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  [ ]
                                                                   (b)  [ ]

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3.  SEC USE ONLY


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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Pennsylvania

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5.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
    VOTING POWER

    245,928

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6.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
    VOTING POWER

    361,582

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7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
    DISPOSITIVE POWER

    245,928

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8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
    DISPOSITIVE POWER

    361,582

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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    607,510

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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    11.91%

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12. TYPE OF REPORTING PERSON

    EP

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CUSIP NO. 26884F 10 2                                       Page 3 of 6 Pages
_____________________                                       _________________

Item 1(a) Name of Issuer:

          ESB Financial Corporation

Item 1(b) Address of Issuer's Principal Executive Office:

          600 Lawrence Avenue
          Ellwood City, Pennsylvania 16117

Item 2(a) Name of Person Filing:

          ESB Financial Corporation Employee Stock Ownership Plan

Item 2(b) Address of Principal Business Office or, if None, Residence:

          ESB Financial Corporation
          600 Lawrence Avenue
          Ellwood City, Pennsylvania 16117

Item 2(c) Citizenship:

          Pennsylvania

Item 2(d) Title of Class of Securities:

          Common Stock, par value $.01 per share

Item 2(e) CUSIP Number:

          26884F 10 2

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

          [X] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).



CUSIP NO. 26884F 10 2                                       Page 4 of 6 Pages
_____________________                                       _________________


Item 4.   Ownership.

          (a) Amount beneficially owned:

              607,510

          (b) Percent of class:

              11.91%

          (c) Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote 245,928
                                                         -------
          (ii)  Shared power to vote or to direct the vote  361,582
                                                            -------
          (iii) Sole power to dispose or to direct the disposition of 245,928
                                                                      -------
          (iv)  Shared power to dispose or to direct the disposition of
                361,582
                -------

Item 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Edmund C. Smith, George William Blank, Jr., Herbert S. Skuba and William B. Salsgiver are the trustees ("Trustees") of the trust (the "Trust") created pursuant to the ESB Financial Corporation Employee Stock Ownership Plan ("ESOP") which holds 607,510 shares of Common Stock on behalf of the ESOP, of which approximately 245,928 shares have not been allocated to the accounts of participating employees as of December 31, 1999. Under the terms of the ESOP, the Trustees will generally vote all allocated shares in accordance with the instructions of the participating employees, and allocated shares for which employees do not give instructions will generally be voted in the same ratio on any matter as to those shares for which instructions are given. Unallocated shares held in the ESOP will be voted by the Trustees in accordance with their fiduciary duties. The amounts reported herein do not include shares of Common Stock held by the Trustees in their individual capacity and not as Trustees.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not Applicable.



CUSIP NO. 26884F 10 2                                       Page 5 of 6 Pages
_____________________                                       _________________

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

          By signing below, We certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



CUSIP NO. 26884F 10 2                                       Page 6 of 6 Pages
_____________________                                       _________________


                                  SIGNATURE



     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13G is true, complete and correct.

                                     ESB FINANCIAL CORPORATION EMPLOYEE
                                     STOCK OWNERSHIP PLAN TRUST



Date:  February 4, 2000           By:  /s/ Edmund C. Smith
                                     ----------------------------------
                                     Edmund C. Smith
                                     Trustee for the ESB Financial Corporation
                                     Employee Stock Ownership Plan Trust



Date:  February 4, 2000           By:  /s/ George William Blank, Jr.
                                     ----------------------------------
                                     George William Blank, Jr.
                                     Trustee for the ESB Financial Corporation
                                     Employee Stock Ownership Plan Trust



Date:  February 4, 2000           By:  /s/ Herbert S. Skuba
                                     ----------------------------------
                                     Herbert S. Skuba
                                     Trustee for the ESB Financial Corporation
                                     Employee Stock Ownership Plan Trust



Date:  February 4, 2000           By:  /s/ William B. Salsgiver
                                     ---------------------------------
                                     William B. Salsgiver
                                     Trustee for the ESB Financial Corporation
                                     Employee Stock Ownership Plan Trust